UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

15027329

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section RECEIVED AUG 03 2015 WASH., DC 406

SEC FILE NUMBER
8- 53204

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING June 1, 2014 (MM/DD/YY) AND ENDING May 31, 2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RubinBrown Brokerage Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One North Brentwood Boulevard
(No. and Street)

Saint Louis (City) Missouri (State) 63105 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald L Esstman 314-290-3300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Anders Minkler Huber + Helm LLP
(Name – *if individual, state last, first, middle name*)

800 Market Street (Address) Saint Louis (City) Missouri (State) 63101 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Donald L Eastman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rubin Brown Brokerage Services, LLC, as of May 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LAURA GARANZINI
Notary Public - Notary Seal
State of Missouri
Commissioned for St. Louis City
My Commission Expires: September 12, 2016
Commission Number: 12618404

Laura Garanzini
Notary Public

[Signature]
Signature

Managing Member
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

ANDERS
CPAs + ADVISORS

Report of Independent Registered Public Accounting Firm

Member
RubinBrown Brokerage Services, LLC
St. Louis, Missouri

We have audited the accompanying financial statements of RubinBrown Brokerage Services, LLC (a Missouri single member LLC), which comprise the statement of financial condition as of May 31, 2015, and the related statements of income and changes in member's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. RubinBrown Brokerage Services, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of RubinBrown Brokerage Services, LLC as of May 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Anders Minkler Huber & Helm LLP | 800 Market Street-Suite 500 | St. Louis, MO 63101-2501 | p (314) 655-5500 | f (314) 655-5501 | www.anderscpa.com

The Schedule 1, Computation of Net Capital, Aggregate Indebtedness, and Ratio of Aggregate Indebtedness to Net Capital Under Rule 15c3-1 and Schedule 2, Exemption Report has been subjected to audit procedures performed in conjunction with the audit of RubinBrown Brokerage Services, LLC's financial statements. The supplemental information is the responsibility of RubinBrown Brokerage Services, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Anders Minkler Huber & Helm LLP

July 28, 2015

RubinBrown Brokerage Services, LLC
Statement of Financial Condition
May 31, 2015

Assets

Cash	$	49,292
Prepaid Expenses		531
Total Assets	$	49,823

Liabilities and Member's Equity

Accounts Payable and Accrued Expenses	$	9,833
Member's Equity		39,990
Total Liabilities and Member's Equity	$	49,823

See Notes to Financial Statements

RubinBrown Brokerage Services, LLC
Statement of Income and Changes in Member's Equity
Year Ended May 31, 2015

Revenues		
Commissions	$	196,663
Expenses		
Professional fees		5,500
Producer fees		9,833
Administrative expenses		3,865
		19,198
Net Income		177,465
Member's Equity, Beginning of Year		228,125
Capital Distributions		(370,000)
Capital Contributions		4,400
Member's Equity, End of Year		39,990

See Notes to Financial Statements

RubinBrown Brokerage Services, LLC
Statement of Cash Flows
Year Ended May 31, 2015

Cash Flows From Operating Activities	
Net income	$ 177,465
Adjustments to reconcile net income to net cash provided by operating activities	
Conversion of professional fees liability to capital	4,400
Changes in assets and liabilities	
Accounts Receivable	81,337
Accounts payable and accrued expenses	(3,143)
Net Cash Provided by Operating Activities	260,059
Cash Flows from Financing Activities	
Distributions to member	(370,000)
Net Cash Provided by Finance Activities	(370,000)
Net Decrease in Cash	(109,941)
Cash, Beginning of Year	159,233
Cash, End of Year	$ 49,292

Supplemental Disclosures of Cash Flow Information

Noncash Investing and Financing Activities

In accordance with the expense-sharing agreement between the Company and RubinBrown LLP (the "Parent"), the liability for the annual audit of $4,400 has been recorded as a capital contribution as such liability is the responsibility of the Parent.

See Notes to Financial Statements

1. Nature of Operations and Basis of Presentation

Nature of Operations

RubinBrown Brokerage Services, LLC, a Missouri Limited Liability Company (the "Company"), is a single member limited liability company formed in 2000 under the laws of the State of Missouri and is wholly-owned by RubinBrown LLP (the "Parent"), a CPA firm. The Company is a registered broker-dealer and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company offers investment company products on an application-way or subscription basis. Investment products offered include private placement stock, limited partnership offerings and variable life policies. The Company also offers merger and acquisition services regarding valuations, financial forecasts and projections, strategic planning, market research, and financing alternatives.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with the provisions of Financial Accounting Standards Board ("FASB"), Accounting Standards Codification (the "FASB ASC"), which is the source of authoritative, non-governmental accounting principles generally accepted in the United States of America ("GAAP"). All references to authoritative accounting guidance contained in our disclosures are based on the general accounting topics within the FASB ASC.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Fair Value Measurements

The Company follows guidance issued by the FASB on fair value measurements, which establishes a framework for measuring fair value, clarifies the definition of fair value within that framework, and expands disclosures about the use of fair value measurements. This guidance applies whenever fair value is the applicable measurement. The three general valuation techniques used to measure fair value are the market approach, cost approach, and income approach. The guidance establishes a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into Levels 1, 2, and 3. Level 1 inputs consist of unadjusted quoted prices in active markets for identical instruments and have the highest priority. Level 2 inputs include quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, or inputs other than quoted prices that are directly or indirectly observable. Level 3 inputs are unobservable and are given the lowest priority. There have been no changes in methodologies at May 31, 2015.

Carrying amounts of certain financial instruments such as cash and accounts payable and accrued expenses approximate fair value due to their short maturities or because the terms are similar to market terms.

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash. The Company maintains its cash primarily with one financial institution. Deposits at this bank are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000.

Revenue Recognition

The Company receives commissions from the sale of investment products. Revenues from commissions are recognized at the point the premiums are paid and calculated based on an agreement between the Company and such broker-dealer who maintains the relationship with the ultimate buyer.

In May 2014, the FASB issued Accounting Standards Update No. 2014-09, *Revenue from Contracts with Customers* (ASU 2014-09), which supersedes nearly all existing revenue recognition guidance under U.S. GAAP. The core principle of ASU 2014-09 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration to which an entity expects to be entitled for those goods or services. ASU 2014-09 defines a five step process to achieve this core principle and, in doing so, more judgment and estimates may be required within the revenue recognition process than are required under existing U.S. GAAP. The standard is effective for annual periods beginning after December 15, 2016, and interim periods therein, using either of the following transition methods: (i) a full retrospective approach reflecting the application of the standard in each prior reporting period with the option to elect certain practical expedients, or (ii) a retrospective approach with the cumulative effect of initially adopting ASU 2014-09 recognized at the date of adoption (which includes additional footnote disclosures). We are currently evaluating the impact of our pending adoption of ASU 2014-09 on our consolidated financial statements and have not yet determined the method by which we will adopt the standard in 2017.

Producer Fees

The Company incurs producer fees at five percent of commission income pursuant to an agreement with the Company's manager. The Company recognizes such costs as incurred.

Income Taxes

The Company is formed as a single member limited liability company and as such, its operations are included in the Parent's tax returns. Accordingly, the financial statements do not include a provision for income taxes.

The Company is required to evaluate tax positions taken (or expected to be taken) in the course of preparing the Company's tax returns and recognize a tax liability if the Company has taken an uncertain tax position that more likely than not would not be sustained upon examination by the applicable taxing authorities. The Company has

analyzed the tax positions taken and has concluded that as of May 31, 2015, there are no uncertain tax positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements.

If applicable, the Company recognizes interest and penalties related to unrecognized tax liabilities in the statement of income and changes in member's equity.

Management is required to analyze all open tax years, as defined by the Statute of Limitations, for all major jurisdictions, including federal and certain state taxing authorities. The Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by taxing authorities for years before 2012. As of and for the year ended May 31, 2015, the Company did not have a liability for any unrecognized taxes. The Company has no examinations in progress and is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax liabilities will significantly change in the next twelve months.

Subsequent Events

The Company has evaluated subsequent events through July 28, 2015, the date the financial statements were available to be issued. It was concluded there were no events or transactions occurring during this period that required recognition or disclosure in the financial statements.

3. Net Capital Requirements

The Company is subject to the U.S. Securities and Exchange Commission's (the "SEC") Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital of $5,000 and requires that the ratio of aggregate indebtedness to regulatory net capital shall not exceed 15 to 1. At May 31, 2015, the Company had regulatory net capital of $39,459 and its ratio of aggregate indebtedness to net capital was 0.029 to 1.

4. Related Party Transactions

The Company has executed a written expense-sharing agreement with its Parent outlining the allocation of shared expenses incurred for rent, clerical services, technology, professional services, etc. The agreement states that the Company is not responsible for repaying any of the shared expenses. The Parent will pay for all such specified overhead expenses, including compensation of the manager, and the Company will pay only for its own direct operating expenses. Capital contributions totaling $4,400 were received from the Parent during the year ended May 31, 2015 for the payment of professional and regulatory fees. There are no amounts due from the Parent at May 31, 2015.

RubinBrown Brokerage Services, LLC
Computation of Net Capital, Aggregate Indebtedness, and Ratio of Aggregate Indebtedness to Net Capital Under Rule 15c3-1
Schedule 1
May 31, 2015

Member's Equity	$	39,990
Less non-allowable assets		
Prepaid expenses		531
Net Capital	$	39,459
Aggregate Indebtedness		
Accounts payable and accrued expenses	$	9,833
Aggregate Indebtedness	$	9,833
Computation of Basic Net Capital Requirement		
Minimum net capital requirement	$	5,000
Excess net capital	$	34,459
Ratio of aggregate indebtedness to net capital		0.29 to 1

There are no differences between the audited Computation of Net Capital above and the Company's corresponding computation in the unaudited Part IIA FOCUS Report

RubinBrown Brokerage Services, LLC
Exemption Report
Schedule 2
May 31, 2015

RubinBrown Brokerage Services, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(1)(iii): *The broker or dealer promptly transmits all funds and delivers all securities received in connection with its activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.*

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year.

RubinBrown Brokerage Services, LLC

I, Jennifer Jones, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________
Jennifer Jones CPA, CGMA
CFO

July 28, 2015

ANDERS
CPAs + ADVISORS

Report of Independent Registered Public Accounting Firm

Member
RubinBrown Brokerage Services, LLC
St. Louis, Missouri

We have reviewed management's statements, included in the accompanying Schedule 2 - Exemption Report, in which (1) RubinBrown Brokerage Services, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which RubinBrown Brokerage Services, LLC claimed an exemption from 17 C.F.R. §240.15c3-3:Provision (1)(iii) (the "exemption provision") and (2) RubinBrown Brokerage Services, LLC stated that RubinBrown Brokerage Services, LLC met the identified exemption provision throughout the most recent fiscal year without exception. RubinBrown Brokerage Services, LLC's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about RubinBrown Brokerage Services, LLC's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Anders Minkler Huber & Helm LLP

July 28, 2015

ANDERS
CPAs + ADVISORS

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment

Board of Directors
RubinBrown Brokerage Services, LLC
Saint Louis, Missouri

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended May 31, 2015, which were agreed to by RubinBrown Brokerage Services, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, and the SIPC, solely to assist you and the other specified parties in evaluating RubinBrown Brokerage Services, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). RubinBrown Brokerage Services, LLC's management is responsible for RubinBrown Brokerage Services, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended May 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended May 31, 2015, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Anders Minkler Huber & Helm LLP

July 28, 2015

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended May 31, 20 15

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-053204 FINRA MAY 7/12/2001
RUBINBROWN BROKERAGE SERVICES LLC
ONE NORTH BRENDWOOD BLVD
ST LOUIS, MO 63105

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Donald L Esstman 314-290-3400

2. A. General Assessment (item 2e from page 2) $ 492

B. Less payment made with SIPC-6 filed (exclude interest) (492)

December 19, 2014
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) ______

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ -0-

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $______

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

RubinBrown Brokerage Services LLC
(Name of Corporation, Partnership or other organization)

Donald L Esstman
(Authorized Signature)

Managing Member
(Title)

Dated the 23rd day of June, 20 15.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning June 1, 2014
and ending May 31, 2015

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 196,663

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions — 0 —

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______

(Deductions in excess of $100,000 require documentation) ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions — 0 —

2d. SIPC Net Operating Revenues $ 196,663

2e. General Assessment @ .0025 $ ~~[illegible]~~ 492

(to page 1, line 2.A.)